Exhibit 99.1

InterCure Announces Reschedules 2022 Full Year Results Conference Call

NEW YORK, TORONTO, and HERZLIYA, Israel – April 3, 2023 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) announced today that it has rescheduled its previously announced conference call to discuss the company’s financial results for the full year ended December 31, 2022.

The call was originally scheduled for April 3, 2023 at 4:30 P.M. (Eastren time) but has been rescheduled to April 4, 2023 at 4:30 P.M. (Eastren time) due to unforeseen circumstances which caused technical issues.

Participants can access the live webcast and conference call through the following link:

https://register.vevent.com/register/BIdec7603751894ebcbf0f22eca91cdb4a

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co